                                                                    EXHIBIT 99.2

                               LIGGETT GROUP INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 30, 2000

18

                               LIGGETT GROUP INC.

                                    Index to
                              Financial Statements

                                                                                          PAGE
                                                                                          ----

Consolidated Balance Sheets as of June 30, 2000 and December 31, 1999  ..................   2

Consolidated Statements of Operations for the three and six months
     ended June 30, 2000 and 1999 .......................................................   4

Consolidated Statement of Stockholder's Equity for the six months
     ended June 30, 2000  ...............................................................   5

Consolidated Statements of Cash Flows for the six months ended June 30, 2000
     and 1999  ..........................................................................   6

Notes to Consolidated Financial Statements ..............................................   7



                               LIGGETT GROUP INC.

                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)
                                   (Unaudited)

                                                                                      June 30,    December 31,
                                                                                        2000          1999
                                                                                      --------    ------------
                                     ASSETS

Current assets:
     Cash and cash equivalents .................................................      $     --      $  2,959

     Accounts receivable:
         Trade, less allowances of $1,181 and $1,002, respectively .............         8,799         7,228
         Other .................................................................         2,763         1,568

     Inventories ...............................................................        34,457        27,119

     Other current assets ......................................................        35,541        42,656
                                                                                      --------      --------

             Total current assets ..............................................        81,560        81,530

Property, plant and equipment, at cost, less accumulated
    depreciation of $35,720 and $33,924, respectively ..........................        36,496        29,668

Other assets ...................................................................         1,643         1,702
                                                                                      --------      --------

              Total assets .....................................................      $119,699      $112,900
                                                                                      ========      ========
















                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                             (Dollars in thousands)
                                   (Unaudited)

                                                                                  June 30,      December 31,
                                                                                    2000             1999
                                                                                  --------      ------------
                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
     Current maturities of long-term debt ...................................      $   1,420       $   1,074
     Cash overdraft .........................................................            693              --
     Accounts payable, principally trade ....................................          6,403           2,575
     Accrued expenses:
        Promotional .........................................................         24,561          22,473
        Other taxes, principally excise taxes ...............................          6,103             225
        Estimated allowance for sales returns ...............................          4,190           4,190
        Settlement accruals .................................................          2,106           2,005
        Other ...............................................................         12,882          16,675
                                                                                   ---------       ---------
            Total current liabilities .......................................         58,358          49,217

Long-term debt, less current maturities .....................................         26,783           8,198

Non-current employee benefits ...............................................         11,906          11,966

Other long-term liabilities .................................................          9,586           9,738

Commitments and contingencies (Note 8)

Stockholder's equity:

     Redeemable preferred stock (par value $1.00 per share; authorized 1,000 shares; no shares issued and outstanding)
     Common stock (par value $0.10 per share; authorized 2,000 shares; issued and outstanding 1,000 shares)
       and contributed capital ..............................................         60,208          60,002
     Accumulated deficit ....................................................        (47,142)        (26,221)
                                                                                   ---------       ---------
             Total stockholder's equity .....................................         13,066          33,781
                                                                                   ---------       ---------
             Total liabilities and stockholder's equity .....................      $ 119,699       $ 112,900
                                                                                   =========       =========




                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                             (Dollars in thousands)

                                                                  Three Months Ended              Six Months Ended
                                                                       June 30,                       June 30,
                                                               -------------------------       -------------------------
                                                                  2000            1999            2000            1999
                                                               ---------       ---------       ---------       ---------
Net sales*  .............................................      $ 138,560       $  93,926       $ 245,462       $ 179,973

Cost of sales*  .........................................         43,790          27,464          77,433          50,629
                                                               ---------       ---------       ---------       ---------
          Gross profit ..................................         94,770          66,462         168,029         129,344

Selling, general and administrative expenses
    excluding non-cash stock-based expense and
    factory relocation expenses .........................         76,779          48,739         139,284          90,949

Settlement charges ......................................             65             (11)            102             104

Non-cash stock-based expense ............................             --             488              --             976

Factory relocation expenses .............................          2,290              --           3,953              --

Restructuring ...........................................             --           1,100              --           1,100
                                                               ---------       ---------       ---------       ---------
          Operating income ..............................         15,636          16,146          24,690          36,215

Other income (expense):
     Interest expense ...................................           (811)           (409)         (1,417)         (1,116)
     Gain (loss) on sale of assets ......................              4             259              (3)            212
     Gain on brand transaction ..........................             --         294,287              --         294,287
                                                               ---------       ---------       ---------       ---------

           Income before income taxes ...................         14,829         310,283          23,270         329,598

Income tax provision ....................................          5,857         119,763           9,191         127,395
                                                               ---------       ---------       ---------       ---------

          Net income ....................................      $   8,972       $ 190,520       $  14,079       $ 202,203
                                                               =========       =========       =========       =========



* Net sales and cost of sales include federal excise taxes of $26,508, $13,607, $46,550 and $26,160, respectively.


                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                             (Dollars in thousands)
                                   (Unaudited)


                                                         Common
                                                        Stock and                       Total
                                                       Contributed    Accumulated   Stockholder's
                                                          Capital       Deficit         Equity
                                                       -----------    -----------   -------------
Balance at December 31, 1999 ......................      $ 60,002      $(26,221)      $ 33,781

   Net income .....................................            --        14,079         14,079
   Amortization of deferred compensation ..........           206            --            206
   Distributions and other payments ...............            --       (35,000)       (35,000)
                                                         --------      --------       --------
Balance at June 30, 2000  .........................      $ 60,208      $(47,142)      $ 13,066
                                                         ========      ========       ========

















                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Dollars in thousands)


                                                                                    Six Months Ended
                                                                                       June 30,
                                                                               -------------------------
                                                                                   2000         1999
                                                                               ---------       ---------

Net cash provided by (used in) operating activities .....................      $  21,194       $(122,221)
                                                                               ---------       ---------

Cash flows from investing activities:
    Proceeds from sale of property, plant and equipment .................             12             899
    Proceeds from brand transaction .....................................             --         145,000
    Capital expenditures ................................................         (8,790)         (6,972)
                                                                               ---------       ---------
            Net cash (used in) provided by investing activities .........         (8,778)        138,927
                                                                               ---------       ---------

Cash flows from financing activities:
    Repayments of notes payable .........................................           (642)           (106)
    Issuance of notes payable ...........................................          2,121           4,500
    Borrowings under revolving credit facility ..........................        199,241         153,019
    Repayments under revolving credit facility ..........................       (181,788)       (152,599)
    Distributions and other payments ....................................        (35,000)        (22,700)
    Increase in cash overdraft ..........................................            693           1,180
                                                                               ---------       ---------
            Net cash used in financing activities .......................        (15,375)        (16,706)
                                                                               ---------       ---------

Net decrease in cash and cash equivalents ...............................         (2,959)             --
Cash and cash equivalents:
    Beginning of period .................................................          2,959              --
                                                                               ---------       ---------
    End of period .......................................................      $      --      $       --
                                                                               =========       =========
















                   The accompanying notes are an integral part
                         of these financial statements.

                               LIGGETT GROUP INC.

                   Notes to Consolidated Financial Statements
                             (Dollars in thousands)
                                   (Unaudited)

1. THE COMPANY

Liggett Group Inc. ("Liggett" or the "Company") is a wholly-owned subsidiary of Brooke Group Holding Inc. ("Brooke Group Holding"). Brooke Group Holding is a wholly-owned subsidiary of BGLS Inc. ("BGLS"), all of whose capital stock is owned by Vector Group Ltd. ("Vector"). Liggett is engaged primarily in the manufacture and sale of cigarettes, principally in the United States. Certain management and administrative functions are performed by affiliates. (See Note 9.)

The interim consolidated financial statements included herein are unaudited and, in the opinion of management, reflect all adjustments necessary (which are normal and recurring) to present fairly the Company's consolidated financial position, results of operations and cash flows. The December 31, 1999 balance sheet has been derived from audited financial statements. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included as Exhibit 99.2 in Vector's and BGLS' Annual Report on Form 10-K, for the year ended December 31, 1999, as filed with the Securities and Exchange Commission. The consolidated results of operations for interim periods should not be regarded as necessarily indicative of the results that may be expected for the entire year.

All of the Company's common shares (1,000 shares, issued and outstanding for all periods presented herein) are owned by Brooke Group Holding. Accordingly, earnings and dividends per share data are not presented in these consolidated financial statements.

2. ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant estimates subject to material changes in the near term include allowance for doubtful accounts, sales returns and allowances, actuarial assumptions of pension plans and litigation and defense costs. Actual results could differ from those estimates.

3. PHILIP MORRIS BRAND TRANSACTION

In November 1998, Liggett and Vector granted Philip Morris Incorporated options to purchase interests in Trademarks LLC which holds three cigarette brands, L&M, CHESTERFIELD and LARK, formerly held by Liggett's subsidiary, Eve Holdings Inc.

Under the terms of the Philip Morris agreements, Eve contributed the three brands to Trademarks, a newly-formed limited liability company, in exchange for 100% of two classes of Trademarks' interests, the Class A Voting Interest and the Class B Redeemable Nonvoting Interest. Philip Morris acquired two options to purchase the interests from Eve. In December 1998, Philip Morris paid Eve a total of $150,000 for the options, $5,000 for the option for the Class A interest and $145,000 for the option for the Class B interest.

The Class A option entitled Philip Morris to purchase the Class A interest for $10,100. On March 19, 1999, Philip Morris exercised the Class A option, and the closing occurred on May 24, 1999.

The Class B option entitles Philip Morris to purchase the Class B interest for $139,900. The Class B option will be exercisable during the 90-day period beginning on December 2, 2008, with Philip Morris being entitled to extend the 90-day period for up to an additional six months under certain circumstances. The Class B interest will also be redeemable by Trademarks for $139,900 during the same period the Class B option may be exercised.

On May 24, 1999, Trademarks borrowed $134,900 from a lending institution. The loan is guaranteed by Eve and collateralized by a pledge by Trademarks of the three brands and Trademarks' interest in the trademark license agreement (discussed below) and by a pledge by Eve of its Class B interest. In connection with the closing of the Class A option, Trademarks distributed the loan proceeds to Eve as the holder of the Class B interest. The cash exercise price of the Class B option and Trademarks' redemption price were reduced by the amount distributed to Eve. Upon Philip Morris' exercise of the Class B option or Trademarks' exercise of its redemption right, Philip Morris or Trademarks, as relevant, will be required to obtain Eve's release from its guaranty. The Class B interest will be entitled to a guaranteed payment of $500 each year with the Class A interest allocated all remaining income or loss of Trademarks.

Trademarks has granted Philip Morris an exclusive license of the three brands for an 11-year term expiring May 24, 2010 at an annual royalty based on sales of cigarettes under the brands, subject to a minimum annual royalty payment equal to the annual debt service obligation on the loan plus $1,000.

If Philip Morris fails to exercise the Class B option, Eve will have an option to put its Class B interest to Philip Morris, or Philip Morris' designees, at a put price that is $5,000 less than the exercise price of the Class B option (and includes Philip Morris' obtaining Eve's release from its loan guarantee). The Eve put option is exercisable at any time during the 90-day period beginning March 2, 2010.

If the Class B option, Trademarks' redemption right and the Eve put option expire unexercised, the holder of the Class B interest will be entitled to convert the Class B interest, at its election, into a Class A interest with the same rights to share in future profits and losses, the same voting power and the same claim to capital as the entire existing outstanding Class A interest, i.e., a 50% interest in Trademarks.

Upon the closing of the exercise of the Class A option and the distribution of the loan proceeds on May 24, 1999, Philip Morris obtained control of Trademarks and the Company recognized a gain of $294,078 in its consolidated financial statements to the extent of the total cash proceeds received from the payment of the option fees, the exercise of the Class A option and the distribution of the loan proceeds.

4. PRO FORMA EFFECTS OF BRAND TRANSACTION

The following table presents unaudited pro forma results of operations as if the Philip Morris brand transaction had occurred immediately prior to January 1, 1999. These pro forma results are presented for comparative purposes only and do not purport to be indicative of what would have occurred had these transactions been consummated as of such date.

                                                                            For the three        For the six
                                                                            months ended         months ended
                                                                            June 30, 1999        June 30, 1999
                                                                          ---------------        -------------

           Revenues . . . . . . . . . . . . . . . . . . . . . .               $84,688               $158,043
                                                                          -----------              ---------
           Operating income . . . . . . . . . . . . . . . . . .                11,327                 23,386
                                                                          -----------              ---------
           Income from continuing operations . . . . . . . . . .               11,177                 22,482
                                                                          -----------              ---------
           Net income . . . . . . . . . . . . . . . . . . . . .                 6,948                 13,781
                                                                          ===========              =========


5. INVENTORIES

Inventories consist of the following:

                                                                                          June 30,   December 31,
                                                                                           2000           1999
                                                                                         --------       --------
         Leaf tobacco .............................................................      $  9,440       $  6,871
         Other raw materials ......................................................         1,727          1,841
         Work-in-process ..........................................................         2,229          2,583
         Finished goods ...........................................................        23,881         17,461
         Replacement parts and supplies ...........................................         2,226          2,179
                                                                                         --------       --------

         Inventories at current cost ..............................................        39,503         30,935

         LIFO adjustment ..........................................................        (5,046)        (3,816)
                                                                                         --------       --------

         Inventories at LIFO cost .................................................      $ 34,457       $ 27,119
                                                                                         ========       ========

The Company has a leaf inventory management program whereby, among other things, it is committed to purchase certain quantities of leaf tobacco. The purchase commitments are for quantities not in excess of anticipated requirements and are at prices, including carrying costs, established at the date of the commitment. Liggett had leaf tobacco purchase commitments of approximately $1,746 at June 30, 2000.

6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following:

                                                                                               June 30,    December 31,
                                                                                                2000           1999
                                                                                               --------    ------------
         Land and improvements .........................................................      $    443       $    415
         Buildings .....................................................................         5,871          5,852
         Construction-in-progress ......................................................        18,337         10,342
         Machinery and equipment .......................................................        47,565         46,983
                                                                                              --------       --------
         Property, plant and equipment .................................................        72,216         63,592

         Less accumulated depreciation .................................................       (35,720)       (33,924)
                                                                                              --------       --------

         Property, plant and equipment, net ............................................      $ 36,496       $ 29,668
                                                                                              ========       ========


As of June 30, 2000, the Company has capitalized into construction-in-progress approximately $8,604 of the contracted $9,672 construction costs related to the new manufacturing facility.

7. LONG-TERM DEBT

Long-term debt consists of the following:

                                                                                           June 30,     December 31,
                                                                                             2000           1999
                                                                                           --------     ------------
         Borrowings outstanding under revolving credit
            facility ................................................................      $ 17,453       $     --
         Other ......................................................................        10,750          9,272
                                                                                           --------       --------
                                                                                             28,203          9,272

         Current portion ............................................................        (1,420)        (1,074)
                                                                                           --------       --------
         Amount due after one year ..................................................      $ 26,783       $  8,198
                                                                                           ========       ========

REVOLVING CREDIT FACILITY:

Liggett has a $35,000 revolving credit facility under which $17,453 was outstanding at June 30, 2000. The facility is collateralized by all inventories and receivables of the Company. Availability under the facility was approximately $10,861 based upon eligible collateral at June 30, 2000. Borrowings under the facility bear interest equal to 1.0% above First Union's (the indirect parent of Congress Financial Corporation, the lead lender) prime rate. At June 30, 2000, Liggett's interest rate was 10.5%. The facility requires Liggett's compliance with certain financial and other covenants including a restriction on the payment of cash dividends unless Liggett's borrowing availability under the facility for the 30-day period prior to the payment of the dividend, and after giving effect to the dividend, is at least $5,000. In addition, the facility, as amended, imposes requirements with respect to Liggett's adjusted net worth (not to fall below $8,000 as computed in accordance with the agreement) and working capital (not to fall below a deficit of $17,000 as computed in accordance with the agreement). At June 30, 2000, Liggett was in compliance with all covenants under the credit facility; Liggett's adjusted net worth was $18,112 and net working capital was $28,263 as computed in accordance with the agreement. The facility expires on March 8, 2003 subject to automatic renewal for an additional year unless a notice of termination is given by the lender at least 60 days prior to the anniversary date.

In November 1999, 100 Maple Lane, LLC, a new company formed by Liggett to purchase an industrial facility in Mebane, North Carolina, borrowed $5,040 from the lender under Liggett's credit facility. The loan is payable in 59 monthly installments of $60 with a final payment of $1,500. Interest is charged at the same rate as applicable to the facility. Liggett has guaranteed the loan, and a first mortgage on the Mebane property collateralizes the Maple Lane loan and Liggett's credit facility.

EQUIPMENT LOANS:

In January 1999, Liggett purchased equipment for $5,750 and borrowed $4,500 to fund the purchase from a third party. The loan, which is collateralized by the equipment and guaranteed by BGLS and Vector, is payable in 60 monthly installments of $56 including annual interest of 7.67% with a final payment of $2,550.

In March 2000, Liggett purchased equipment for $1,000 through a capital lease arrangement payable in 60 monthly installments of $21 with an effective annual interest rate of 10.14%.

In April 2000, Liggett purchased equipment for $1,071 through two capital lease arrangements payable in 60 monthly installments of $22 with an effective interest rate of 10.20%.

8. COMMITMENTS AND CONTINGENCIES

SMOKING-RELATED LITIGATION:

OVERVIEW. Since 1954, Liggett and other United States cigarette manufacturers have been named as defendants in numerous direct and third-party actions predicated on the theory that cigarette manufacturers should be liable for damages alleged to have been caused by cigarette smoking or by exposure to secondary smoke from cigarettes. These cases are reported here as though having been commenced against Liggett (without regard to whether such cases were actually commenced against Brooke Group Holding, the Company's parent or Liggett). There has been a noteworthy increase in the number of cases commenced against Liggett and the other cigarette manufacturers in recent years. The cases generally fall into the following categories: (i) smoking and health cases alleging injury brought on behalf of individual plaintiffs ("Individual Actions"); (ii) smoking and health cases alleging injury and purporting to be brought on behalf of a class of individual plaintiffs ("Class Actions"); (iii) health care cost recovery actions brought by various governmental entities ("Governmental Actions"); and (iv) health care cost recovery actions brought by third-party payors including insurance companies, union health and welfare trust funds, asbestos manufacturers and others ("Third-Party Payor Actions"). As new cases are commenced, defense costs and the risks attendant to the inherent unpredictability of litigation continue to increase. The future financial impact of the risks and expenses of litigation and the effects of the tobacco litigation settlements discussed below is not quantifiable at this time. For the six months ended June 30, 2000, Liggett incurred counsel fees and costs totaling approximately $4,133, compared to $3,001 for the comparable prior year period.

INDIVIDUAL ACTIONS. As of June 30, 2000, there were approximately 330 cases pending against Liggett, and in most cases the other tobacco companies, where individual plaintiffs allege injury resulting from cigarette smoking, addiction to cigarette smoking or exposure to secondary smoke and seek compensatory and, in some cases, punitive damages. Of these, 85 were pending in Florida, 94 in New York, 40 in Massachusetts, 17 in Texas and 32 in California. The balance of the individual cases were pending in 29 states. There are five individual cases pending where Liggett is the only named defendant.

The plaintiffs' allegations of liability in those cases in which individuals seek recovery for injuries allegedly caused by cigarette smoking are based on various theories of recovery, including negligence, gross negligence, breach of special duty, strict liability, fraud, misrepresentation, design defect, failure to warn, breach of express and implied warranties, conspiracy, aiding and abetting, concert of action, unjust enrichment, common law public nuisance, property damage, invasion of privacy, mental anguish, emotional distress, disability, shock, indemnity and violations of deceptive trade practice laws, the Federal Racketeer Influenced and Corrupt Organization Act ("RICO"), state RICO statutes and antitrust statutes. In many of these cases, in addition to compensatory damages, plaintiffs also seek other forms of relief including, treble/multiple damages, disgorgement of profits and punitive damages. Defenses raised by defendants in these cases include lack of proximate cause, assumption of the risk, comparative fault and/or contributory negligence, lack of design defect, statute of limitations, equitable defenses such as "unclean hands" and lack of benefit, failure to state a claim and federal preemption.

In February 1999, a California jury awarded $51,500 in damages to a woman who claimed lung cancer from smoking Marlboro cigarettes made by Philip Morris. The award includes $1,500 in compensatory damages and $50,000 in punitive damages. The court subsequently reduced the punitive damages award to $25,000. In March 1999, an Oregon jury awarded $80,311 in damages to the family of a deceased smoker who smoked Marlboro cigarettes made by Philip Morris. The award includes $79,500 in punitive damages. The court subsequently reduced the punitive damages award to $32,000. Philip Morris has appealed both the verdict and damage awards in both cases.

In March 2000, a California jury awarded $1,700 in compensatory damages and $20,000 in punitive damages to a former smoker and her husband. The jury found

Philip Morris and R.J. Reynolds Tobacco misrepresented the health dangers of cigarettes and that they acted with malice. The defendants have stated that they intend to appeal both the verdict and damage awards.

CLASS ACTIONS. As of June 30, 2000, there were approximately 60 actions pending, for which either a class has been certified or plaintiffs are seeking class certification, where Liggett, among others, was a named defendant. Many of these actions purport to constitute statewide class actions and were filed after May 1996 when the Fifth Circuit Court of Appeals, in the CASTANO case (discussed below), reversed a Federal district court's certification of a purported nationwide class action on behalf of persons who were allegedly "addicted" to tobacco products.

In March 1994, an action entitled CASTANO, ET AL. V. THE AMERICAN TOBACCO COMPANY INC., ET AL., United States District Court, Eastern District of Louisiana, was filed against Liggett and others. The class action complaint sought relief for a nationwide class of smokers based on their alleged addiction to nicotine. In February 1995, the District Court granted plaintiffs' motion for class certification.

In May 1996, the Court of Appeals for the Fifth Circuit reversed the class certification order and instructed the District Court to dismiss the class complaint. The Fifth Circuit ruled that the District Court erred in its analysis of the class certification issues by failing to consider how variations in state law affect predominance of common questions and the superiority of the class action mechanism. The appeals panel also held that the District Court's predominance inquiry did not include consideration of how a trial on the merits in CASTANO would be conducted. The Fifth Circuit further ruled that the "addiction-as-injury" tort is immature and, accordingly, the District Court could not know whether common issues would be a "significant" portion of the individual trials. According to the Fifth Circuit's decision, any savings in judicial resources that class certification may bring about were speculative and would likely be overwhelmed by the procedural problems certification brings. Finally, the Fifth Circuit held that in order to make the class action manageable, the District Court would be forced to bifurcate issues in violation of the Seventh Amendment.

The extent of the impact of the Castano decision on smoking-related class action litigation is still uncertain. The Castano decision has had a limited effect with respect to courts' decisions regarding narrower smoking-related classes or class actions brought in state rather than federal court. For example, since the Fifth Circuit's ruling, a court in Louisiana (Liggett is not a defendant in this proceeding) has certified "addiction-as-injury" class actions that covered only citizens in those states. Two other class actions, Broin and Engle, were certified in state court in Florida prior to the Fifth Circuit's decision.

In May 1994, an action entitled Engle, et al. v. R.J. Reynolds Tobacco Company, et al., Circuit Court, Eleventh Judicial Circuit, Dade County, Florida, was filed against Liggett and others. The class consists of all Florida residents and citizens, and their survivors, who have suffered, presently suffer or have died from diseases and medical conditions caused by their addiction to cigarettes that contain nicotine. Phase I of the trial commenced in July 1998 and in July 1999, the jury returned the Phase I verdict. The Phase I verdict concerned certain issues determined by the trial court to be "common" to the causes of action of the plaintiff class. Among other things, the jury found that: smoking cigarettes causes 20 diseases or medical conditions, cigarettes are addictive or dependence producing, defective and unreasonably dangerous, defendants made materially false statements with the intention of misleading smokers, defendants concealed or omitted material information concerning the health effects and/or the addictive nature of smoking cigarettes and agreed to misrepresent and conceal the health effects and/or the addictive nature of smoking cigarettes, and defendants were negligent and engaged in extreme and outrageous conduct or acted with reckless disregard with the intent to inflict emotional distress. The jury also found that defendants' conduct "rose to a level that would permit a potential award or entitlement to punitive damages." The court decided that Phase II of the trial, which commenced November 1999,








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would be a causation and damages trial for three of the class representatives and a punitive damages trial on a class-wide basis, before the same jury that returned the verdict in Phase I. On April 7, 2000, the jury awarded compensatory damages of $12,704 to the three plaintiffs, to be reduced in proportion to the respective plaintiff's fault. The jury also decided that the claim of one of the plaintiffs, who was awarded compensatory damages of $5,831, was not timely filed. On July 14, 2000, the jury awarded approximately $145,000,000 in the punitive damages portion of Phase II against all defendants including $790,000 against Liggett. Liggett intends to pursue all available post-trial and appellate remedies. If this verdict is not eventually reversed on appeal, or substantially reduced by the court, it could have a material adverse effect on the Company. Phase III of the trial will be conducted before separate juries to address absent class members' claims, including issues of specific causation and other individual issues regarding entitlement to compensatory damages.

On July 14, 2000, the Southeastern Iron Workers Union filed a motion to intervene in the ENGLE case, seeking to protect its members' subrogation rights under the federal Employment Retirement Income and Security Act. Based on the federal question raised in that motion, defendants removed the case to federal court in Miami on July 24, 2000. The removal stays all state court proceedings unless and until the federal court decides to return the case to the state court.

Now that the jury has awarded punitive damages, it is unclear how the state court's order in Engle will be implemented. The order provides that the punitive damage amount should be standard as to each class member and acknowledges that the actual size of the class will not be known until the last case has withstood appeal. The order does not address whether defendants will be required to pay the punitive damage award prior to a determination of claims of all class members, a process that could take years to conclude. Recently, legislation has been enacted in Florida that limits the size of any bond required, pending appeal, to stay execution of a punitive damages verdict to the lesser of the punitive award plus twice the statutory rate of interest, $100,000 or 10% of the net worth of the defendant, but the limitation on the bond does not affect the amount of the underlying verdict. Although the legislation is intended to apply to the ENGLE case, management cannot predict the outcome of any possible challenges to the application or constitutionality of this legislation. Similar legislation has been enacted in Georgia, Kentucky, North Carolina and Virginia.

Class certification motions are pending in a number of putative class actions. Classes remain certified against Liggett in Florida (ENGLE). A number of class certification denials are on appeal.

Approximately 38 purported state and federal class action complaints have been filed against the cigarette manufacturers for alleged antitrust violations. The actions allege that the cigarette manufacturers have engaged in a nationwide and international conspiracy to fix the price of cigarettes in violation of state and federal antitrust laws. Plaintiffs allege that defendants' price-fixing conspiracy raised the price of cigarettes above a competitive level. Plaintiffs in the 31 state actions purport to represent classes of indirect purchasers of cigarettes in each of the states; plaintiffs in the seven federal actions purport to represent a nationwide class of wholesalers who purchased cigarettes directly from the defendants. The federal actions have been consolidated and, on July 28, 2000, plaintiffs in the federal consolidated action filed a single consolidated complaint that did not name Liggett or Brooke Group Holding as defendants.

In February 2000, Liggett and plaintiffs sent correspondence to the court, in SIMON V. PHILIP MORRIS ET AL., a putative nationwide smokers class action, indicating that Liggett and the plaintiffs are engaged in preliminary settlement discussions. There are no assurances that any settlement will be reached or that the class will ultimately be certified.

GOVERNMENTAL ACTIONS. As of June 30, 2000, there were approximately 25 Governmental Actions pending against Liggett. In these proceedings, both foreign and domestic governmental entities seek reimbursement for Medicaid and other health care expenditures. The claims asserted in these health care cost recovery actions vary. In most of these cases, plaintiffs assert the equitable claim that the tobacco industry was "unjustly enriched" by plaintiffs' payment of health care costs allegedly attributable to smoking and seek reimbursement of those costs. Other claims made by some but not all plaintiffs include the equitable







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claim of indemnity, common law claims of negligence, strict liability, breach of express and implied warranty, breach of special duty, fraud, negligent misrepresentation, conspiracy, public nuisance, claims under state and federal statutes governing consumer fraud, antitrust, deceptive trade practices and false advertising, and claims under RICO.

THIRD-PARTY PAYOR ACTIONS. As of June 30, 2000, there were approximately 70 Third-Party Payor Actions pending against Liggett. The claims in these cases are similar to those in the Governmental Actions but have been commenced by insurance companies, union health and welfare trust funds, asbestos manufacturers and others. Five United States Circuit Courts of Appeal have ruled that Third-Party Payors did not have standing to bring lawsuits against the tobacco companies. In January 2000, the United States Supreme Court denied petitions for certiorari filed by several of the union health and welfare trust funds. However, a number of Third-Party Payor Actions, including an action brought by 24 Blue Cross/Blue Shield Plans, remain pending.

In other Third-Party Payor Actions claimants have set forth several additional theories of relief sought: funding of corrective public education campaigns relating to issues of smoking and health; funding for clinical smoking cessation programs; disgorgement of profits from sales of cigarettes; restitution; treble damages; and attorneys' fees. Nevertheless, no specific amounts are provided. It is understood that requested damages against the tobacco company defendants in these cases might be in the billions of dollars.

FEDERAL GOVERNMENT ACTION. In September 1999, the United States government commenced litigation against Liggett and the other tobacco companies in the United States District Court for the District of Columbia. The action seeks to recover an unspecified amount of healthcare costs paid for and furnished, and to be paid for and furnished, by the Federal Government for lung cancer, heart disease, emphysema and other smoking-related illnesses allegedly caused by the fraudulent and tortious conduct of defendants, and to restrain defendants and co-conspirators from engaging in fraud and other unlawful conduct in the future, and to compel defendants to disgorge the proceeds of their unlawful conduct. The complaint alleges that such costs total more than $20,000,000 annually. The action asserts claims under three federal statutes, the Medical Care Recovery Act, the Medicare Secondary Payer provisions of the Social Security Act and RICO. In December 1999, Liggett filed a motion to dismiss the lawsuit on numerous grounds, including that the statutes invoked by the government do not provide the basis for the relief sought. The trial court has heard oral argument on the motion but has not issued a ruling to date.

SETTLEMENTS. In March 1996, Brooke Group Holding and Liggett entered into an agreement, subject to court approval, to settle the CASTANO class action tobacco litigation. The CASTANO class was subsequently decertified by the court.

In March 1996, March 1997 and March 1998, Brooke Group Holding and Liggett entered into settlements of smoking-related litigation with the Attorneys General of 45 states and territories. The settlements released both Brooke Group Holding and Liggett from all smoking-related claims, including claims for health care cost reimbursement and claims concerning sales of cigarettes to minors.

In November 1998, Philip Morris, Brown & Williamson Tobacco Corporation, R.J. Reynolds Tobacco Company and Lorillard Tobacco Company (collectively, the "Original Participating Manufacturers" or "OPMs") and Liggett (together with the OPMs and any other tobacco product manufacturer that becomes a signatory, the "Participating Manufacturers") entered into the Master Settlement Agreement (the "MSA") with 46 states, the District of Columbia, Puerto Rico, Guam, the United States Virgin Islands, American Samoa and the Northern Marianas (collectively, the "Settling States") to settle the asserted and unasserted health care cost recovery and certain other claims of those Settling States.

The MSA has been initially approved by trial courts in all Settling States. The MSA is subject to final judicial approval in each of the Settling States, which approval has been obtained in 50 jurisdictions. If final judicial approval is not obtained in a jurisdiction by December 31, 2001, then, unless the settling defendants and the relevant jurisdiction agree otherwise, the MSA will be terminated with respect to such jurisdiction.

The MSA restricts tobacco product advertising and marketing within the Settling States and otherwise restricts the activities of Participating Manufacturers. Among other things, the MSA prohibits the targeting of youth in the advertising, promotion or marketing of tobacco products; bans the use of cartoon characters in all tobacco advertising and promotion; limits each Participating Manufacturer to one tobacco brand name sponsorship during any 12-month period; bans all outdoor advertising, with the exception of signs 14 square feet or less in dimension at retail establishments that sell tobacco products; prohibits payments for tobacco product placement in various media; bans gift offers based on the purchase of tobacco products without sufficient proof that the intended recipient is an adult; prohibits Participating Manufacturers from licensing third parties to advertise tobacco brand names in any manner prohibited under the MSA; prohibits Participating Manufacturers from using as a tobacco product brand name any nationally recognized non-tobacco brand or trade name or the names of sports teams, entertainment groups or individual celebrities; and prohibits Participating Manufacturers from selling packs containing fewer than twenty cigarettes.

The MSA also requires Participating Manufacturers to affirm corporate principles to comply with the MSA and to reduce underage usage of tobacco products and imposes requirements applicable to lobbying activities conducted on behalf of Participating Manufacturers.

Liggett has no payment obligations under the MSA unless its market share exceeds a base share of 125% of its 1997 market share, or approximately 1.65% of total cigarettes sold in the United States. Liggett believes, based on published industry sources, that its domestic shipments accounted for 1.2% of the total cigarettes shipped in the United States during 1999. In the year following any year in which Liggett's market share does exceed the base share, Liggett will pay on each excess unit an amount equal (on a per-unit basis) to that paid during such following year by the OPMs under the annual and strategic contribution payment provisions of the MSA, subject to applicable adjustments, offsets and reductions. Under the annual and strategic contribution payment provisions of the MSA, the OPMs (and Liggett to the extent its market share exceeds the base share) will pay the following annual amounts (subject to certain adjustments):

           YEAR                     AMOUNT
           ----                     ------

    2000                          $4,500,000
    2001                          $5,000,000
    2002 - 2003                   $6,500,000
    2004 - 2007                   $8,000,000
    2008 - 2017                   $8,139,000
    2018 and each                 $9,000,000
      year thereafter

These annual payments will be allocated based on relative unit volume of domestic cigarette shipments. The payment obligations under the MSA are the several, and not joint, obligations of each Participating Manufacturer and are not the responsibility of any parent or affiliate of a Participating Manufacturer.

The MSA replaces Liggett's prior settlements with all states and territories except for Florida, Mississippi, Texas and Minnesota. In the event the MSA does not receive final judicial approval in any state or territory, Liggett's prior settlement with that state or territory, if any, will be revived.

The states of Florida, Mississippi, Texas and Minnesota, prior to the effective date of the MSA, negotiated and executed settlement agreements with each of the other major tobacco companies separate from those settlements reached previously

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with Liggett. Because these states' settlement agreements with Liggett provided for "most favored nation" protection for both Brooke Group Holding and Liggett, the payments due these states by Liggett (with certain possible exceptions) have been eliminated. With respect to all non-economic obligations under the previous settlements, both Brooke Group Holding and Liggett are entitled to the most favorable provisions as between the MSA and each state's respective settlement with the other major tobacco companies. Therefore, Liggett's non-economic obligations to all states and territories are now defined by the MSA.

In April 1999, a putative class action was filed on behalf of all firms that directly buy cigarettes in the United States from defendant tobacco manufacturers. The complaint alleges violation of antitrust law, based in part on the MSA. Plaintiffs seek treble damages computed as three times the difference between current prices and the price plaintiffs would have paid for cigarettes in the absence of an alleged conspiracy to restrain and monopolize trade in the domestic cigarette market, together with attorneys' fees. Plaintiffs also seek injunctive relief against certain aspects of the MSA.

In March 1997, Liggett, Brooke Group Holding and a nationwide class of individuals that allege smoking-related claims filed a mandatory class settlement agreement in an action entitled FLETCHER, ET AL. V. BROOKE GROUP LTD., ET AL., Circuit Court of Mobile County, Alabama, where the court granted preliminary approval and preliminary certification of the class. In July 1998, Liggett, Brooke Group Holding and plaintiffs filed an amended class action settlement agreement in FLETCHER which agreement was preliminarily approved by the court in December 1998. In July 1999, the court denied approval of the FLETCHER class action settlement. The parties' motion for reconsideration is still pending.

The Company accrued $16,902 for the present value of the fixed payments under the March 1998 Attorneys General settlements. As a result of the Company's treatment under the MSA, $14,928 of net charges accrued for the prior settlements were reversed in 1998 and $1,051 were reversed in 1999.

Copies of the various settlement agreements are filed as exhibits to Vector's Form 10-K and the discussion herein is qualified in its entirety by reference thereto.

TRIALS. In addition to the ENGLE case, cases currently scheduled for trial in 2000 include Third-Party Payor Actions brought by several Blue Cross/Blue Shield plans and an asbestos company trust in federal court in New York (October). One action with five individuals, GLUSSI, is scheduled to be tried in state court in New York in September and an action with two individuals is scheduled for trial in West Virginia in October. A motion to certify the West Virginia case as a class action remains pending. Trial dates, however, are subject to change.

Management is not able to predict the outcome of the litigation pending against Brooke Group Holding or Liggett. Litigation is subject to many uncertainties. An unfavorable verdict was returned in the first phase of the ENGLE smoking and health class action trial pending in Florida. Recently, the jury awarded $790,000 in punitive damages against Liggett in the second phase of the trial. Liggett intends to pursue all available post-trial and appellate remedies. If this verdict is not eventually reversed on appeal, or substantially reduced by the court, it could have a material adverse effect on the Company. It is possible that additional cases could be decided unfavorably and that there could be further adverse developments in the ENGLE case. Management cannot predict the cash requirements related to any future settlements and judgments, including cash required to bond any appeals, and there is a risk that those requirements will not be able to be met. An unfavorable outcome of a pending smoking and health case could encourage the commencement of additional similar litigation. Management is unable to make a meaningful estimate with respect to the amount or range of loss that could result from an unfavorable outcome of the cases pending against Brooke Group Holding or Liggett or the costs of defending such cases. The complaints filed in these cases rarely detail alleged damages. Typically, the claims set forth in an individual's complaint against the tobacco industry pray for money damages in an amount to be determined by a jury, plus punitive damages and costs. These damage claims are typically stated as being for the minimum necessary to invoke the jurisdiction of the court.

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It is possible that Liggett's consolidated financial position, results of operations or cash flows could be materially adversely affected by an unfavorable outcome in any such smoking-related litigation.

Management is unaware of any material environmental conditions affecting its existing facilities. Management believes that current operations are conducted in material compliance with all environmental laws and regulations and other laws and regulations governing cigarette manufacturers. Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect on the capital expenditures, earnings or competitive position of Liggett.

There are several other proceedings, lawsuits and claims pending against Liggett unrelated to smoking or tobacco product liability. Management is of the opinion that the liabilities, if any, ultimately resulting from such other proceedings, lawsuits and claims should not materially affect Liggett's financial position, results of operations or cash flows.

LEGISLATION AND REGULATION:

In 1993, the Environmental Protection Agency ("EPA") released a report on the respiratory effect of secondary smoke which concludes that secondary smoke is a known human lung carcinogen in adults and in children, causes increased respiratory tract disease and middle ear disorders and increases the severity and frequency of asthma. In June 1993, the two largest of the major domestic cigarette manufacturers, together with other segments of the tobacco and distribution industries, commenced a lawsuit against the EPA seeking a determination that the EPA did not have the statutory authority to regulate secondary smoke, and that given the current body of scientific evidence and the EPA's failure to follow its own guidelines in making the determination, the EPA's classification of secondary smoke was arbitrary and capricious. Whatever the outcome of this litigation, issuance of the report may encourage efforts to limit smoking in public areas. In July 1998, a federal district court vacated those sections of the report relating to lung cancer, finding that the EPA may have reached different conclusions had it complied with relevant statutory requirements. The federal government has appealed the court's ruling.

In February 1996, the United States Trade representative issued an "advance notice of rule making" concerning how tobaccos imported under a previously established tobacco rate quota ("TRQ") should be allocated. Currently, tobacco imported under the TRQ is allocated on a "first-come, first-served" basis, meaning that entry is allowed on an open basis to those first requesting entry in the quota year. Others in the cigarette industry have suggested an "end-user licensing" system under which the right to import tobacco under the quota would be initially assigned based on domestic market share. Such an approach, if adopted, could have a material adverse effect on Liggett.

In August 1996, the Food and Drug Administration (the "FDA") filed in the Federal Register a Final Rule classifying tobacco as a "drug" or "medical device", asserting jurisdiction over the manufacture and marketing of tobacco products and imposing restrictions on the sale, advertising and promotion of tobacco products. Litigation was commenced challenging the legal authority of the FDA to assert such jurisdiction, as well as challenging the

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constitutionality of the rules. On March 21, 2000, the United States Supreme
Court ruled that the FDA does not have the power to regulate tobacco. Liggett supported the FDA Rule and began to phase in compliance with certain of the proposed FDA regulations.

In August 1996, Massachusetts enacted legislation requiring tobacco companies to publish information regarding the ingredients in cigarettes and other tobacco products sold in that state. In December 1997, the United States District Court for the District of Massachusetts enjoined this legislation from going into effect on the grounds that it is preempted by federal law. In November 1999, the First Circuit affirmed this ruling. Notwithstanding the foregoing, in December 1997, Liggett began complying with this legislation by providing ingredient information to the Massachusetts Department of Public Health. Several other states have enacted, or are considering, legislation similar to that enacted in Massachusetts.

As part of the 1997 budget agreement approved by Congress, federal excise taxes on a pack of cigarettes, which are currently 34 cents, were increased at the beginning of 2000 and will rise 5 cents more in the year 2002. In general, excise taxes and other taxes on cigarettes have been increasing. These taxes vary considerably and, when combined with sales taxes and the current federal excise tax, may be as high as $1.66 per pack in a given locality in the United States. Congress has been considering significant increases in the federal excise tax or other payments from tobacco manufacturers, and the Clinton Administration's fiscal year 2001 budget proposal included an additional increase of $.25 per pack in the federal excise tax, as well as a contingent special assessment related to youth smoking rates. Increases in other cigarette-related taxes have been proposed at the state and local level.

In June 2000, the New York state legislature passed legislation charging the state's Office of Fire Prevention and Control with developing standards for "fire safe" or self-extinguishing cigarettes. The OFPC has until July 1, 2002 to issue final regulations. Six months from the issuance of the standards, but no later than January 1, 2003, all cigarettes offered for sale in New York state will be required to be manufactured to those standards.

In addition to the foregoing, there have been a number of other restrictive regulatory actions, adverse legislative and political decisions and other unfavorable developments concerning cigarette smoking and the tobacco industry, the effects of which, at this time, management is not able to evaluate. These developments may negatively affect the perception of potential triers of fact with respect to the tobacco industry, possibly to the detriment of certain pending litigation, and may prompt the commencement of additional similar litigation.

9. RELATED PARTY TRANSACTIONS

Liggett is party to a Tax-Sharing Agreement dated June 29, 1990 with Vector and certain other entities pursuant to which Liggett has paid taxes to Vector as if it were filing a separate company tax return except that the agreement effectively limits the ability of Liggett to carry back losses for refunds. Liggett is entitled to recoup overpayments in a given year out of future payments due under the agreement.

Liggett is a party to an agreement dated February 26, 1991, as amended October 1, 1995, with Vector to provide various management and administrative services to the Company in consideration for an annual management fee of $900 paid in monthly installments and annual overhead reimbursements of $864 paid in quarterly installments.

In addition, Liggett has entered into an annually renewable Corporate Services Agreement with BGLS wherein BGLS agreed to provide corporate services to the Company at an annual fee paid in monthly installments. Corporate services provided by BGLS under this agreement include the provision of administrative services related to Liggett's participation in its parent company's multi-employer benefit plan, external publication of financial results, preparation of consolidated financial statements and tax returns and such other administrative and managerial services as may be reasonably requested by Liggett. The charges for services rendered under the agreement amounted to $1,920 in the first six months of 2000 and $1,829 in the first six months of 1999.

The Company leases equipment from a subsidiary of BGLS for $50 per month.